CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES PRICING OF 12,800,000 COMMON UNITS

ATHENS, Greece, April 16, 2015 -- Capital Product Partners L.P. (NASDAQ: CPLP) (“CPLP”) today announced that it has priced its public offering of 12,800,000 common units representing limited partnership interests at a public offering price of $9.53 per common unit. CPLP has granted the underwriters a 30-day option to purchase up to an additional 1,920,000 common units. CPLP intends to use the net proceeds from the public offering (i) to prepay the quarterly amortization installments scheduled for 2016 and the first quarter of 2017 under its 2007, 2008 and 2011 credit facilities pursuant to proposed amendments to these credit facilities and to pay related fees and expenses or, if the amendments do not become effective for any reason, to otherwise repay outstanding debt under its existing credit facilities and (ii) for general partnership purposes. Under the proposed amendments, which are expected to be entered into shortly after the completion of the offering of common units, the non-amortizing period under the 2007, 2008 and 2011 credit facilities will be extended to the fourth quarter of 2017.  As a result of the prepayments, the non-amortizing period in all of these facilities will be extended to the fourth quarter of 2017.  The offering is expected to close on April 21, 2015.

CPLP’s common units trade on the Nasdaq Global Market under the symbol “CPLP”.

The joint book-running managers for this offering are UBS Investment Bank, BofA Merrill Lynch, Wells Fargo Securities and Raymond James. The co-lead managers are Barclays, Jefferies and Stifel, and the co-managers are Evercore, Credit Agricole CIB, ING and SEB.

When available, copies of the prospectus supplement and accompanying prospectus related to this offering may be obtained from UBS Investment Bank, Attention: Prospectus Dept., 1285 Avenue of the Americas, New York, NY 10019, or by calling UBS toll-free at: 888-827-7275, from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attention: Prospectus Department, or by emailing dg.prospectus_requests@baml.com, from Wells Fargo Securities, Attention: Equity Syndicate Dept. 375 Park Avenue, New York, NY 10152, by emailing cmclientsupport@wellsfargo.com or by calling (800) 326-5897, or from Raymond James, Attention: Prospectus Department, 880 Carillon Parkway, St. Petersburg, FL 33716, by emailing prospectus@raymondjames.com or by calling (727) 567-2400.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying prospectus.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 31 vessels, including four Suezmax crude oil tankers, 19 modern MR (Medium Range) product tankers, seven post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group Inc., A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., CSSA S.A. (Total S.A.), Petróleo Brasileiro S.A. ('Petrobras'), Repsol Trading S.A. ('Repsol'), Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.
Petros Christodoulou
CEO and CFO
Tel. +30 (210) 4584950
Email: p.christodoulou@capitalpplp.com

Capital GP L.L.C.
Jerry Kalogiratos
Chief Operating Officer
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.